Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 13 DATED JULY 17, 2026

MASTERWORKS VAULT 1, LLC

This Supplement No. 13 dated July 17, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to make certain clarifications to the Offering Circular relating to the description of advisory services. In particular, the following disclosure supersedes and replaces the first paragraph in the section of the Offering Circular entitled “Advisory Services”:

“Investment adviser representatives of Masterworks Advisers, LLC (“Masterworks Advisers”), a SEC registered investment adviser, will provide investment advisory services to persons who have indicated an interest in investing in the Class A shares of each series offered pursuant to this offering circular and other offerings sponsored by Masterworks. These advisory services will be provided by a dedicated team of investment adviser representatives who are employees of Masterworks and associated persons of Masterworks Advisers. Any investor that speaks to an adviser representative will be requested to enter into an Investment Advisory Agreement with Masterworks Advisers, a form of which is attached as Exhibit 99.1 to the offering statement of which this offering circular is an integral part. Investment adviser representatives may offer ongoing investment advisory services to retail clients. Such services may be subject to annual advisory fees of up to 0.50% (50 basis points) of assets under management, as set forth in the applicable advisory agreement, and paid on a quarterly basis or only when distributions are received from a painting sale.”